SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2017
Commission File Number: 001-37821

LINE Corporation
(Translation of registrant's name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F      X                Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

May 12, 2017	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the "Company," "we," "us," or "our" shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.
Cautionary statement with respect to forward-looking statements and other information
This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as "anticipate," "believe," "continues," "expect," "estimate," "intend," "project" and similar expressions and future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may," or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company's current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company's control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:
i.	its ability to attract and retain users and increase the level of engagement of its users;
ii.	its ability to improve user monetization;
iii.	its ability to successfully enter new markets and manage its business expansion;
iv.	its ability to compete in the global social network services market;
v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;
vi.	its ability to maintain good relationships with platform partners and attract new platform partners;
vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;
viii.	its expectations regarding its user growth rate and the usage of its mobile applications;
ix.	its ability to increase revenues and its revenue growth rate;
x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;
xi.	its ability to successfully acquire and integrate companies and assets;
xii.	its future business development, results of operations and financial condition;
xiii.	the regulatory environment in which it operates;
xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and
xv.	changes in business or macroeconomic conditions.

LINE Corporation
Index

Cover

A. Corporate information

I. Corporate overview

1.	Selected consolidated financial data	1

2.	Business description	2

II. Business

1.	Risk factors	3

2.	Material contracts	3

3.	Analysis of financial position, operating results and cash flow position	3

III. Company information

1.	Share information

	(1) Total number of shares	7

	(2) Stock acquisition rights	7

	(3) Exercises of bonds with stock acquisition rights with exercise price amendment clause	7

	(4) Rights plans	7

	(5) Total number of shares issued, share capital, etc.	8

	(6) Principal shareholders	8

	(7) Voting rights	8

2.	Directors and executive officers	8

IV. Accounting

1.	Interim condensed consolidated financial statements (Unaudited)

	(1) Interim condensed consolidated statement of financial position (Unaudited)	10

	(2) Interim condensed consolidated statement of profit or loss (Unaudited)	11

	(3) Interim condensed consolidated statement of comprehensive income (Unaudited)	12

	(4) Interim condensed consolidated statement of change in equity (Unaudited)	13

	(5) Interim condensed consolidated statement of cash flows (Unaudited)	14

A. Corporate information
I. Corporate overview
1. Selected consolidated financial data

Term		17th term Three months ended March 31, 2016	18th term Three months ended March 31, 2017	17th term
Accounting period		From January 1, 2016 to March 31, 2016	From January 1, 2017 to March 31, 2017	From January 1, 2016 to December 31, 2016
Revenues	(Millions of yen)	33,456	38,916	140,704
Profit before tax from continuing operations	(Millions of yen)	4,143	3,566	17,990
(Loss)/profit for the period	(Millions of yen)	(234)	1,632	7,104
(Loss)/profit for the period attributable to the shareholders of the Company	(Millions of yen)	(122)	1,437	6,763
Total comprehensive (loss)/income for the period, net of tax	(Millions of yen)	(713)	2,799	5,852
Equity attributable to the shareholders of the Company	(Millions of yen)	19,616	165,178	160,834
Total assets	(Millions of yen)	118,621	258,263	256,089
Basic (loss)/profit for the period	(Yen)	(0.70)	6.58	34.84
Diluted (loss)/profit for the period	(Yen)	(0.63)	6.07	31.48
Ratio of equity attributable to the shareholders of the Company to total assets	(%)	16.5	64.0	62.8
Net cash provided by/(used in) operating activities	(Millions of yen)	4,264	(5,031)	28,753
Net cash used in investing activities	(Millions of yen)	(1,929)	(2,055)	(34,086)
Net cash used in financing activities	(Millions of yen)	(683)	(53)	106,628
Cash and cash equivalents at the end of the period	(Millions of yen)	35,082	127,591	134,698

Notes:	1.	Trends in these selected financial data for the Company on a stand-alone basis are not separately discussed as we prepare quarterly consolidated financial statements.
	2.	Revenues do not include consumption taxes.
	3.	The above financial data were prepared based on the unaudited interim condensed consolidated financial statements and the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS).
	4.	As of March 31, 2017, there were 218,996,500 shares of common stock issued and outstanding. Equity and total assets held by the shareholders of the Company increased as a result of the issuance of common stock in the 17th term for the following reasons:

●	Capital increase through the initial public offerings of the new shares on July 14, 2016 and July 15, 2016
●	Capital increase through third-party allotment of new shares on August 16, 2016
●	Exercise of stock acquisition rights

5.	In 2017, the Company and its subsidiaries (collectively, the "Group") changed the rounding of its financial statements from thousands to millions. Prior periods have been revised to reflect this change in presentation.

2. Business description
During the three months ended March 31, 2017, there were no material changes in the business of the Group or in the principal subsidiaries and affiliates of the Company.

II. Business
1. Risk factors
During the three months ended March 31, 2017, there were no material changes either regarding the occurrence of new operational risks or regarding operational risks mentioned in the Securities Registration Statement.
For readers of this English translation: There were no material changes from the information presented in the Risk Factors section of the Company's Annual Report on Form 20-F (No. 001-37821) filed with the Securities and Exchange Commission (the "SEC") on March 31, 2017.

2. Material contracts
No important operational contracts, etc. were decided or entered into during the first quarter ended March 31, 2017.
For readers of this English translation: With respect to material contracts, there were no material changes from the information presented in the Company's Annual Report on Form 20-F (No. 001-37821) filed with the SEC on March 31, 2017.
3. Analysis of financial position, operating results and cash flow position
The analysis of financial position, operating results and cash flow position of the Group is as follows:
(1) Operating results
In the first three months of 2017 (from January 1, 2017 to March 31, 2017), amid continuing uncertainty regarding the economic policies of the new U.S. administration, emerging economies in Asia, particularly the Chinese economy, began to show signs of respite from the global economic slowdown. In addition, GDP growth rates in some of the Company's key countries, including Thailand and Taiwan showed a moderate trend of recovery. In the Japanese economy, although the yen remained strong since the beginning of the year, there were signs of recovery in corporate earnings, moderate improvement in employment rates and personal income levels, and a shift towards recovery in personal spending.
Amid such circumstances, in the internet industry in which the Group is engaged, the total number of mobile phone shipments in Japan for the fiscal year ended December 31, 2016 was 36.06 million, a decrease of 3.0% year on year. The ratio of smartphones to the total number of mobile phone shipments in Japan was 81.6%, an increase of 3.6 percentage points year on year. Although the overall number of shipments has hit a ceiling, there was an increase in users switching from feature phones to smartphones and an increase in the number of SIM-free smartphones. Current estimates suggest that the number of smartphone contracts in Japan will exceed 100 million by year 2018, and the mobile internet market is expected to continue to grow on the back of this expansion (Source: MM Research Institute, Japan mobile phone handset shipment estimates for year 2016 and Overview of domestic mobile phone shipments for FY 2016).
In this business environment, the Group actively moved forward with the LINE business and portal segment. As of March 31, 2017, MAUs* in our four key countries (Japan, Taiwan, Thailand and Indonesia) reached 170 million, a year-on-year increase of 12.6%.
* Monthly Active Users ("MAUs") in a given month refers to the number of user accounts that (i) accessed the LINE messaging application or any LINE Games through mobile devices; (ii) sent messages through the LINE messaging application from personal computers; or (iii) sent messages through any other LINE application from mobile devices, in each case at least once during that month.
Revenues
LINE Business and Portal segment
In communication, a strong performance from New Year's card stickers that include a gift, which was carried out from the end of 2016 to beginning of 2017, contributed to increased revenues. In content, although we are steadily introducing additional services such as LINE Manga, the LINE Games business provided only a limited contribution to sales due to fewer new title releases. Despite strong performances from some titles such as LINE Brown Farm, content revenue was lower compared to the corresponding period of 2016. On the other hand, in LINE advertising, existing "messenger ads" such as Official Accounts continued to grow, and there was a significant increase of "performance ads" on Timeline and LINE NEWS provided by the LINE Ads Platform released in June 2016, both contributing to increased revenues. In other sales, in addition to revenues from the LINE Friends service expanding primarily overseas, LINE Mobile, which was launched in September 2016, is steadily expanding.

As a result of the above, the Group recorded revenues during the first three months of 2017 of 38,916 million yen, a year-on-year increase of 16.3%, mainly due to increases in advertising sales, and LINE Friends service and LINE Mobile service in other sales. By service, revenues from communication increased by 5.0% to 8,067 million yen in the first three months of 2017 compared to the first three months of 2016, revenues from content decreased by 12.0% to 10,441 million yen in the first three months of 2017 compared to the first three months of 2016, revenues from others increased by 89.5% to 3,851 million yen in the first three months of 2017 compared to the first three months of 2016, revenues from LINE advertising increased 49.6% to 13,913 million yen in the first three months of 2017 compared to the first three months of 2016, and revenues from portal advertising increased by 2.8% to 2,644 million yen in the first three months of 2017 compared to the first three months of 2016.
Profit from operating activities
Profit from operating activities consists of revenues and other operating income reduced by operating expenses. Looking at operating expenses in the first three months of 2017, there was an increase in employee compensation expenses due to headcount growth in accordance with business expansion, an increase in marketing expenses due mainly to the active running of TV commercials for LINE Mobile, an increase in authentication and other service expenses mainly due to system development for LINE Mobile, an increase in depreciation expenses of furniture and fixtures which were newly purchased due to relocation of the headquarter offices, and an increase in other operating expenses due to the cost incurred for the relocation of the headquarter offices and a corresponding increase in rent payments, which were partially offset by a decrease in share-based payment expenses. Accordingly, the Group recorded operating expenses of 35,221 million yen, a year-on-year increase of 22.4%.
As a result, for the first three months of 2017, the Group recorded profit from operating activities of 4,025 million yen, a year-on-year decrease of 24.6%.
Profit for the period from continuing operations
The Group recorded profit before tax for the period from continuing operations of 3,566 million yen in the first three months of 2017, a 13.9% decrease year on year, due in part to a decrease in profit from operating activities and an increase in share of loss of associates accounted for using the equity method, which were partially offset by the gain on sales of available-for-sale financial assets which is included in "Other non-operating income" in the Group's Interim Condensed Consolidated Statement of Profit or Loss. Income tax expense decreased by 29.4% to 1,931 million yen for the first three months of 2017 compared to the first three months of 2016. On an after-tax basis, profit for the period from continuing operations was 1,635 million yen in the first three months of 2017, an increase of 16.3% year on year. The effective tax rate for the three-month period ended March 31, 2017 of 54.2% differed from the Japanese statutory tax rate of 31.7% for the year ended December 31, 2017. The effective income tax rate of 54.2% was primarily due to pre-tax losses recorded by subsidiaries on a standalone basis for which no deferred tax assets were recognized as the related tax benefits could not be recognized.
Profit for the period
Loss for the period from discontinued operations, which relate to the MixRadio business, for the first three months of 2017 decreased from the corresponding period in 2016. Therefore, after subtracting the loss for the period from discontinued operations, profit for the period was 1,632 million yen in the first three months of 2017, compared to a loss of 234 million yen in the first three months of 2016. Profit for the period attributable to the shareholders of the Company was 1,437 million yen in the first three months of 2017, compared to a loss attributable to the shareholder of the Company of 122 million yen in the first three months of 2016.

(2) Financial position
Regarding the financial position of the Group as of March 31, 2017, total assets of the Group increased by 2,174 million yen compared to the end of the previous fiscal year to 258,263 million yen, primarily due to a 4,317 million yen increase in property and equipment, which related mainly to the relocation of the headquarter offices. Total liabilities decreased by 2,380 million yen to 92,686 million yen as of March 31, 2017. The main factor of decrease was a 4,640 million yen decrease in income taxes payable due to tax payments, while the main factor of increase was a 2,210 million yen increase in non-current provisions, caused by an increase in provision for asset retirement associated with the relocation of the headquarter offices. Total shareholders' equity increased by 4,554 million yen to 165,577 million yen as of March 31, 2017. These changes were primarily attributable to profit for the period of 1,632 million yen.

(3) Cash flow position
The balance of cash and cash equivalents (hereinafter, "cash") as of March 31, 2017 decreased by 7,107 million yen from the end of the previous fiscal year to 127,591 million yen.
The respective cash flow positions are as follows.
Cash flows from operating activities
Net cash used in operating activities was 5,031 million yen in the first three months of 2017, compared to net cash provided by operating activities of 4,264 million yen in the first three months of 2016. The decrease in net cash in the first three months of 2017 was mainly due to an increase of 3,748 million yen in trade and other receivables, a decrease of 1,343 million yen in accrued expenses and income taxes paid of 5,551 million yen. The decrease in net cash from operating activities in the first three months of 2017 was offset in part by profit before tax from continuing operations of 3,566 million yen and adjustments for depreciation and amortization expenses of 1,476 million yen in the first three months of 2017.
Cash flows from investing activities
Net cash used in investing activities was 2,055 million yen in the first three months of 2017, compared to net cash used in investing activities of 1,929 million yen in the first three months of 2016. Factors affecting the cash outflows in the first three months of 2017 are primarily related to acquisition of property and equipment and intangible assets of 2,299 million yen, purchase of equity investments of 1,309 million yen and investments in associates of 529 million yen. Factors affecting the cash inflows in the first three months of 2017 are primarily related to proceeds from sales of equity investments of 1,199 million yen and proceeds from maturities of debt securities of 1,009 million yen.
Cash flows from financing activities
Net cash used in financing activities was 53 million yen in the first three months of 2017, compared to net cash used in financing activities of 683 million yen in the first three months of 2016. The cash outflows in the first three months of 2017 are primarily related to repayment of short-term borrowings, net of 1,057 million yen. The cash inflows in the first three months of 2017 are primarily related to proceeds from exercise of stock options of 1,042 million yen.
(4) Operational and financial issues to be addressed
During the three months ended March 31, 2017, there were no material changes in operational and financial issues to be addressed by the Group.
(5) Research and development activities
Not applicable.

III. Company information
1. Share information
(1) Total number of shares
a.	Total number of shares authorized

Total number of shares authorized
Class	(Share)
Common stock	690,000,000
Total	690,000,000
b.	Number of shares issued

Class	Number of shares issued as of end of period (Shares; as of March 31, 2017)	Number of shares issued as of filing date (Shares; as of May 12, 2017)	Name of securities exchange where the shares are traded or the name of authorized financial instruments firms association where the shares are registered	Details
Common stock	218,996,500	219,071,000	Tokyo Stock Exchange (First Section) and New York Stock Exchange	100 shares constitute one "unit" of common stock. Common stock is stock with full voting rights and not restricted by any significant limitations in terms of shareholders' rights.
Total	218,996,500	219,071,000	—	—

(Note)
The amount stated in the "Number of shares issued as of filing date" does not include the number of shares issued upon the exercise of the stock options during the period from May 1, 2017 until the filing date of this Quarterly Securities Report.

(2) Stock acquisition rights
Not applicable.
(3) Exercises of bonds with stock acquisition rights with exercise price amendment clause
Not applicable.
(4) Rights plans
Not applicable.

(5) Total number of shares issued, share capital, etc.

Date	Change in the number of shares issued (Shares)	Balance of shares issued (Shares)	Change in share capital (Millions of yen)	Balance of share capital (Millions of yen)	Change in legal capital reserve (Millions of yen)	Balance of legal capital reserve (Millions of yen)
January 1, 2017 to March 31, 2017	Common stock 1,221,000	Common stock 218,996,500	1,497	79,353	1,497	69,418
(Note)            Increase in total number of shares issued as a result of the exercise of stock options.
(6) Principal shareholders
The principal shareholders are not presented on account of the current quarterly accounting period being the first quarter period.
(7) Voting rights
a.	Shares issued

(As of March 31, 2017)
Classification	Number of shares (Shares)	Number of voting rights (Units)	Details
Shares without voting rights	—	—	—
Shares with restricted voting rights (treasury stock, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury stock, etc.)	—	—	—
Shares with full voting rights (others)	Common stock 218,982,000	2,189,820	—
Shares constituting less than one unit	Common stock 14,500	—	—
Total number of shares issued	Common stock 218,996,500	—	—
Total number of voting rights held by all shareholders	—	2,189,820	—
b.	Treasury stock, etc.
Not applicable.
2. Directors and executive officers
Not applicable.

IV. Accounting
Preparation of interim condensed consolidated financial statements
The interim condensed consolidated financial statements of the Group are prepared in conformity with International Accounting Standard 34, "Interim Financial Reporting" pursuant to the provisions of Article 93 of the Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Cabinet Office Ordinance No. 64 of 2007; hereinafter referred to as the "Ordinance on QCFS").
In 2017, the Group changed the rounding of its interim condensed consolidated financial statements from thousands to millions. Prior periods have been revised to reflect this change in presentation.

1 Interim condensed consolidated financial statements
(1) Interim Condensed Consolidated Statement of Financial Position - Unaudited

			(In millions of yen)
	Notes	December 31, 2016	March 31, 2017
Assets
Current assets
Cash and cash equivalents		134,698	127,591
Trade and other receivables	7	28,167	31,873
Other financial assets, current	7	6,952	6,166
Inventories		961	1,400
Other current assets		3,929	4,685
Total current assets		174,707	171,715
Non-current assets
Property and equipment	5	9,029	13,346
Goodwill		3,400	3,400
Other intangible assets		1,851	1,604
Investments in associates and joint ventures	16	12,712	12,720
Other financial assets, non-current	7	35,715	37,604
Deferred tax assets	6	18,385	17,526
Other non-current assets		290	348
Total non-current assets		81,382	86,548
Total assets		256,089	258,263
Liabilities
Current liabilities
Trade and other payables	7	21,532	23,322
Other financial liabilities, current	7	24,497	25,030
Accrued expenses		9,049	7,872
Income tax payables		5,699	1,059
Advances received		11,286	12,104
Deferred revenue		9,739	9,714
Provisions, current		964	589
Other current liabilities		3,670	1,556
Total current liabilities		86,436	81,246
Non-current liabilities
Other financial liabilities, non-current	7	—	33
Deferred tax liabilities	6	1,161	1,217
Provisions, non-current	5	1,120	3,330
Post-employment benefits		6,204	6,806
Other non-current liabilities		145	54
Total non-current liabilities		8,630	11,440
Total liabilities		95,066	92,686
Shareholders' equity
Share capital	8	77,856	79,353
Share premium	8	91,208	91,441
Accumulated deficit		(12,381)	(10,936)
Accumulated other comprehensive income		4,151	5,320
Equity attributable to the shareholders of the Company		160,834	165,178
Non-controlling interests		189	399
Total shareholders' equity		161,023	165,577
Total liabilities and shareholders' equity		256,089	258,263

(2) Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

		(In millions of yen)
		For the three-month period ended March 31,
	Notes	2016	2017
Revenues and other operating income:
Revenues	4	33,456	38,916
Other operating income		660	330
Total revenues and other operating income		34,116	39,246
Operating expenses:
Payment processing and licensing expenses		(7,750)	(7,684)
Employee compensation expenses	12	(9,393)	(9,718)
Marketing expenses		(2,307)	(4,026)
Infrastructure and communication expenses		(1,782)	(2,142)
Authentication and other service expenses		(2,897)	(4,953)
Depreciation and amortization expenses	5	(968)	(1,476)
Other operating expenses	17	(3,681)	(5,222)
Total operating expenses		(28,778)	(35,221)
Profit from operating activities		5,338	4,025
Finance income		27	25
Finance costs		(24)	(6)
Share of loss of associates and joint ventures		(63)	(794)
Loss on foreign currency transactions, net		(569)	(362)
Other non-operating income	11	21	678
Other non-operating expenses	11	(587)	—
Profit before tax from continuing operations		4,143	3,566
Income tax expenses	6	(2,737)	(1,931)
Profit for the period from continuing operations		1,406	1,635
Loss from discontinued operations, net of tax	9	(1,640)	(3)
(Loss)/profit for the period		(234)	1,632
Attributable to:
The shareholders of the Company	10	(122)	1,437
Non-controlling interests		(112)	195

(In yen)
Earnings per share
Basic (loss)/profit for the period attributable to the shareholders of the Company	10	(0.70)	6.58
Diluted (loss)/profit for the period attributable to the shareholders of the Company	10	(0.63)	6.07
Earnings per share from continuing operations
Basic profit from continuing operations attributable to the shareholders of the Company	10	8.67	6.60
Diluted profit from continuing operations attributable to the shareholders of the Company	10	7.79	6.08
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholders of the Company	10	(9.37)	(0.02)
Diluted loss from discontinued operations attributable to the shareholders of the Company	10	(8.42)	(0.01)

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

		(In millions of yen)
		For the three-month period ended March 31,
	Notes	2016	2017
(Loss)/profit for the period		(234)	1,632
Other comprehensive income
Items that may be reclassified to profit or loss:
Available-for-sale financial assets:
Net changes in fair value	11	(329)	1,241
Reclassification to profit or loss		264	(544)
Exchange differences on translation of foreign operations:
(Loss)/gain arising during the period		(324)	698
Proportionate share of other comprehensive income of associates and joint ventures		(10)	(10)
Income tax relating to items that may be reclassified subsequently to profit or loss		(80)	(218)
Total other comprehensive income for the period, net of tax		(479)	1,167
Total comprehensive (loss)/income for the period, net of tax		(713)	2,799
Attributable to:
The shareholders of the Company		(620)	2,604
Non-controlling interests		(93)	195

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited

(In millions of yen)
	Equity attributable to the shareholder of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholder's equity
Balance at January 1, 2016		12,596	18,983	(19,204)	240	6,917	(1,789)	17,743	(210)	17,533
Comprehensive (loss)/income
Loss for the period		—	—	(122)	—	—	—	(122)	(112)	(234)
Other comprehensive income		—	—	—	(528)	30	—	(498)	19	(479)
Total comprehensive (loss)/income for the period		—	—	(122)	(528)	30	—	(620)	(93)	(713)
Recognition of share-based payments	8,12	—	2,493	—	—	—	—	2,493	—	2,493
Forfeiture of stock options	8,12	—	(25)	25	—	—	—	—	—	—
Acquisition of subsidiary	14	—	—	—	—	—	—	—	(89)	(89)
Balance at March 31, 2016		12,596	21,451	(19,301)	(288)	6,947	(1,789)	19,616	(392)	19,224

(In millions of yen)
	Equity attributable to the shareholders of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders' equity
Balance at January 1, 2017		77,856	91,208	(12,381)	(174)	5,649	(1,324)	160,834	189	161,023
Comprehensive income
Profit for the period		—	—	1, 437	—	—	—	1,437	195	1,632
Other comprehensive income		—	—	—	699	468	—	1,167	0	1,167
Total comprehensive income for the period		—	—	1,437	699	468	—	2,604	195	2,799
Recognition of share-based payments	8,12	—	748	—	—	—	—	748	—	748
Forfeiture of stock options	8,12	—	(8)	8	—	—	—	—	—	—
Exercise of stock options	8,12	1,497	(461)	—	—	—	—	1,036	—	1,036
Acquisition of non-controlling interests	8,15	—	(46)	—	2	—	—	(44)	15	(29)
Balance at March 31, 2017		79,353	91,441	(10,936)	527	6,117	(1,324)	165,178	399	165,577

(5)	Interim Condensed Consolidated Statement of Cash Flows - Unaudited

		(In millions of yen)
		For the three-month period ended March 31,
	Notes	2016	2017
Cash flows from operating activities
Profit before tax from continuing operations		4,143	3,566
Loss before tax from discontinued operations	9	(2,497)	(5)
Profit before tax		1,646	3,561
Adjustments for:
Depreciation and amortization expenses	5	968	1,476
Finance income		(27)	(25)
Finance costs		24	6
Share-based compensation expenses	8,12	2,493	748
Gain on divesture of subsidiary		(21)	—
Loss/(gain) on financial assets at fair value through profit or loss	11	246	(99)
Gain on sales of equity instruments	7	—	(544)
Impairment loss of available-for-sale financial assets	7	264	—
Share of loss of associates and joint ventures		63	794
Loss/(gain) on foreign currency transactions, net		540	(7)
Changes in:
Trade and other receivables		3,645	(3,748)
Inventories		314	(428)
Trade and other payables		(932)	382
Accrued expenses		(2,018)	(1,343)
Deferred revenue		527	15
Advances received		(79)	807
Provisions		28	(237)
Post-employment benefits		136	544
Other current assets		(198)	(630)
Other current liabilities		(75)	(323)
Others		41	(451)
Cash provided by operating activities		7,585	498
Interest received		26	28
Interest paid		(24)	(6)
Income taxes paid		(3,323)	(5,551)
Net cash provided by/(used in) operating activities		4,264	(5,031)
Cash flows from investing activities
Purchase of time deposits		(19)	(199)
Proceeds from maturities of time deposits		100	—
Purchase of equity investments	11	(9)	(1,309)
Proceeds from sales of equity investments		—	1,199
Proceeds from maturities of debt securities		—	1,009
Acquisition of property and equipment and intangible assets		(786)	(2,299)
Investments in associates	16	—	(529)
Payments of office security deposits		(795)	(21)
Refund of office securities deposits		1	27
Decrease in loan receivables		1	—
Increase in loan receivables		—	(2)
Acquisition of subsidiaries, net of cash acquired	14	(423)	—
Others		1	69
Net cash used in investing activities		(1,929)	(2,055)
Cash flows from financing activities
Proceeds from/(repayment of) short-term borrowings, net		(434)	(1,057)
Payments for redemption of bonds		(248)	—
Payment of common shares issuance costs		—	(10)
Proceeds from exercise of stock options	8	—	1,042
Payment for acquisition of interest in a subsidiary from non-controlling interests	15	—	(29)
Others		(1)	1
Net cash used in financing activities		(683)	(53)
Net increase in cash and cash equivalents		1,652	(7,139)
Cash and cash equivalents at the beginning of the year		33,652	134,698
Effect of exchange rate fluctuations on cash and cash equivalents		(222)	32
Cash and cash equivalents at the end of the interim reporting period		35,082	127,591

Notes to Interim Condensed Consolidated Financial Statements – Unaudited
1.	Reporting Entity
LINE Corporation (the “Company”) was incorporated in March, 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in August 2003, and subsequently changed its name to LINE Corporation in April 2013. The Company is a subsidiary of NAVER Corporation (“NAVER”), formerly NHN Corporation, which is domiciled in Korea. NAVER is the Company and its subsidiaries’ (collectively, the “Group”) ultimate parent company. The Company’s head office is located at 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, Japan.
Shares of the Company’s common stock are traded on the New York Stock Exchange, in the form of American depositary shares, and on the Tokyo Stock Exchange.
The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content sales and advertising services. Communication and content is provided via the LINE platform, while advertising services are provided via LINE advertising, livedoor blog and NAVER Matome.
2.	Basis of Preparation
The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.
In 2017, the Group changed the rounding of its financial statements from thousands to millions. Prior periods have been revised to reflect this change in presentation.
The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2016.
The unaudited interim condensed consolidated financial statements were approved by Representative Director, President and Chief Executive Officer Takeshi Idezawa and Director and Chief Financial Officer In Joon Hwang on May 12, 2017.
The Group meets the criteria of a “specified company” defined under Article 1-2 of the Ordinance on QCFS.
The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the unaudited interim condensed consolidated financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions are reviewed by management on a regular basis. The effects of a change in estimates and assumptions are recognized in the period of the change or in the period of the change and future periods.
On February 12, 2016, the board of directors approved the abandonment of the MixRadio service (“MixRadio”). The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect.
Intercompany balances and transactions have been eliminated upon consolidation.

3.	Significant Accounting Policies
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2016.
The adoption of new and revised IFRS issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2017 had no impact on the Group’s unaudited interim condensed consolidated financial statements as of and for the three-month periods ended March 31, 2016 and 2017 and annual consolidated financial statements as of December 31, 2016.
Standards issued but not yet effective
IFRS 15 Revenue from Contracts with Customers
The IASB issued IFRS 15 Revenue from Contracts with Customers for recognizing revenue. IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry, with limited exceptions. The Group recognizes revenue associated with communication and content sales and with advertising services by reference to the stage of completion. These transactions are satisfied over time and measured by the progress towards complete satisfaction of performance obligations. The Group has preliminary assessed that the method currently used to measure the progress towards complete satisfaction of these performance obligations will continue to be appropriate under IFRS 15. Under IFRS 15, the allocation of a consideration will be made based on relative stand-alone selling prices for each performance obligation. The Group is currently in the process of assessing the impact mainly on the treatment of contract costs and it is not practicable to provide a reasonable financial estimate of the potential effect of the application of IFRS 15 until the detailed review is complete. As a result, the above preliminary assessment is subject to change. The Group plans to complete the assessment on the full impact of the application of IFRS 15 on the financial statements by the end of the fiscal year 2017. The Group does not intend to early adopt the standard and intends to use the full retrospective method upon adoption.
The Group has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.
4.	Segment Information
The Group identifies operating segments based on the internal report regularly reviewed by the Group's Chief Operating Decision Maker to make decisions about resources to be allocated to segments and assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company's board of directors. No operating segments have been aggregated to form the reportable segments.
(1)	Description of Reportable Segment
The Group has a single reportable segment:

LINE business and portal segment
The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content and advertising services. Communication and content are primarily provided to end users via various communication and content. Communication mainly includes LINE Stickers. Content includes LINE Games and LINE PLAY. Others within Communication and Contents include LINE Friends. Advertising services are provided via LINE advertising, livedoor blog and NAVER Matome. LINE advertising includes LINE Official Accounts, Sponsored Stickers, LINE Point Ads and performance ads, which are provided in Timeline and LINE NEWS.

5.	Property and Equipment
During the three-month periods ended March 31, 2016 and 2017, the Group acquired property and equipment with a cost of 672 million yen and 5,508 million yen, respectively. During the three-month period ended March 31, 2016, such purchases mainly consisted of server infrastructure in the amount of 245 million yen for the operation of the LINE business and portal segment. During the three-month period ended March 31, 2017, such purchases mainly consisted of furniture and fixture in the amount of 4,724 million yen, which includes the recognition of asset retirement obligations in the amount of 2,073 million yen, related to the relocation of the headquarter offices.
Contractual commitments for the acquisition of property and equipment as of December 31, 2016 and March 31, 2017 were 1,464 million yen and 652 million yen, respectively.
6.	Income Taxes
The Group’s tax provision for interim periods is determined using an estimate of the Group’s annual effective tax rate, adjusted for discrete items arising during the period. In each quarter the Group updates the estimate of the annual effective tax rate, and if the estimated annual tax rate changes, the Group makes a cumulative adjustment in that quarter.
The effective tax rate for the three-month period ended March 31, 2016 of 66.1% differed from the Japanese statutory tax rate of 35.6 % for the year ended December 31, 2015. The effective income tax rate of 66.1% was primarily due to non-deductible share-based payment expenses, including share-based payment expenses in connection with stock options granted to non-Japanese employees and directors, as a result of additional stock options with incremental increase in the fair value granted in February, August and October 2014, and February 2015, and partially attributable to pre-tax losses recorded by subsidiaries on a standalone basis for which no deferred tax assets were recognized as the related tax benefits could not be recognized.
The effective tax rate for the three-month period ended March 31, 2017 of 54.2% differed from the Japanese statutory tax rate of 33.1 % for the year ended December 31, 2016. The effective income tax rate of 54.2% was primarily due to pre-tax losses recorded by subsidiaries on a standalone basis and pre-tax losses recorded by associates and joint ventures for which no deferred tax assets were recognized as the related tax benefits could not be recognized.
The effective tax rate for the three-month period ended March 31, 2017 was 54.2% compared to the effective tax rate of 66.1% for the three-month period ended March 31, 2016. This change resulted mainly from an increase in the estimated annual profit before tax and a decrease in estimated annual non-deductible share-based payment expenses for the year ending December 31, 2017 as compared to the year ended December 31, 2016, resulting in a decrease in the percentage of income tax expenses over the profit before tax from continuing operations for the three-month period ended March 31, 2017 compared to the same period in 2016. The decrease in estimated annual non-deductible share-based payment expenses is mainly due to the fact that the recognition period of share-based payment expenses, which corresponds to the vesting period of the stock options granted in previous years to the directors and employees, was completed in the three-month period ended March 31, 2017.

7.	Financial Assets and Financial Liabilities
The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Interim Condensed Consolidated Statement of Financial Position and by category as defined in IAS 39 Financial Instruments: Recognition and Measurement as of December 31, 2016 and March 31, 2017, are as follows:
The fair value is not disclosed for those financial instruments which are not measured at fair value in the Interim Condensed Consolidated Statement of Financial Position, and whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature. Refer to Note 11 Fair Value Measurements for more details of the available-for-sale financial assets, which are measured at fair value.

			(In millions of yen)
	December 31, 2016		March 31, 2017
Items	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Loans and receivables	28,167		31,873
Other financial assets, current
Loans and receivables
Time deposits	764		974
Corporate bonds and other debt instruments	4,012		3,006
Available-for-sale financial assets	1,000	1,000	1,005	1,005
Office security deposits	1,170		1,167
Other	6		14
Total	6,952		6,166
Other financial assets, non-current
Held-to-maturity investments(1)	280	294	280	294
Loans and receivables
Time deposits	10,000	10,000	10,000	10,000
Corporate bonds and other debt instruments	2,632	2,632	2,630	2,615
Guarantee deposits(1)	3,447		3,493
Office security deposits	4,858	4,739	4,865	4,741
Financial assets at fair value through profit or loss
Conversion right and redemption right of preferred stock	325	325	438	438
Available-for-sale financial assets(2)	14,141	14,141	15,862	15,862
Other	32		36
Total	35,715		37,604
Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	21,532		23,322
Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received	2,572		4,162
Short-term borrowings(3)	21,925		20,868
Total	24,497		25,030
Other financial liabilities, non-current
Financial liabilities measured at amortized cost
Other	—		33
Total	—		33

7.	Financial Assets and Financial Liabilities (continued)

(1)
The Japanese Payment Services Act requires non-banking entities that engage in business activities involving advance payments from end users using virtual credits to secure a certain amount of money equal to or more than one half of the unused balance of virtual credits purchased by the end users as of the most recent base date set on March 31 and September 30 of each year, either by depositing or entrusting a cash reserve or government bonds with the Legal Affairs Bureau, or by concluding a guarantee contract with a financial institution. If deposits are made, they are recorded as guarantee deposits. If guarantee contracts are entered into, guarantee fees equal to the contractual amount times a guarantee fee rate are incurred. In accordance with the Japanese Payment Services Act, the Group had deposited cash of 3,445 million yen as of December 31, 2016 and 3,445 million yen as of March 31, 2017. The Group also had deposited investments in Japanese government bonds of 280 million yen as of December 31, 2016 and 280 million yen as of March 31, 2017, respectively, which the Group intends to hold until maturity for this purpose. In addition, the Group had credit guarantee contracts with banks for 10,100 million yen with a weighted average guarantee fee rate of 0.1% and for 13,100 million yen with a weighted average guarantee fee rate of 0.1% as of December 31, 2016 and as of March 31, 2017, to comply with the Japanese Payment Services Act.

(2)
Impairment loss of 264 million yen was recognized for available-for-sale financial assets for the three-month period ended March 31, 2016, and gain on sales of 544 million yen was recognized for available-for-sale financial assets for the three-month period ended March 31, 2017.

(3)	The weighted average interest rate of the remaining outstanding short-term borrowings was 0.1% as of December 31, 2016 and 0.1 % as of March 31, 2017.

8.	Issued Capital and Reserves
(1)	Shares issued
The movements of shares issued for the three-month period ended March 31, 2017 are as follows:

	Common Shares issued (Share capital with no-par value)	Share capital (In millions of yen)
January 1, 2017	217,775,500	77,856
Exercise of stock options(1)	1,221,000	1,497
March 31, 2017	218,996,500	79,353

(1)	Refer to Note 12 Share-Based Payments for further details.

(2)	Share premium
The movements in share premium for the three-month period ended March 31, 2016 are as follows:

(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2016	15,024	294	3,665	18,983
Share-based payments	2,493	—	—	2,493
Forfeiture of stock options	(25)	—	—	(25)
March 31, 2016	17,492	294	3,665	21,451

The movements in share premium for the three-month period ended March 31, 2017 are as follows:

(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2017	21,935	294	68,979	91,208
Share-based payments	748	—	—	748
Exercise of stock options	(2,248)	—	1,793	(455)
Forfeiture of stock options	(8)	—	—	(8)
Cost related to issuance of common shares(3)	—	—	(6)	(6)
Acquisition of non-controlling interests	—	—	(46)	(46)
March 31, 2017	20,427	294	70,720	91,441

(1)	Refer to Note 12 Share-Based Payments for further details.
(2)	Resulted mainly from capital reserve requirements under the Companies Act of Japan.
(3)	Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

9.	Discontinued Operations
The Group acquired MixRadio on March 16, 2015. Subsequently, the Group made a strategic decision to focus on its core LINE business and portal segment. On February 12, 2016, the board of directors approved the abandonment of the MixRadio segment. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect.
The aggregated results of the discontinued operations for the three-month periods ended March 31, 2016 and 2017 are presented below.

(In millions of yen)
	2016	2017
Revenues	443	—
Other income	—	—
Expenses(1)	(2,940)	(5)
Loss before tax from discontinued operations	(2,497)	(5)
Income tax benefits on disposal(2)	857	2
Loss for the period from discontinued operations (attributable to the shareholders of the Company)	(1,640)	(3)
(1)
In connection with the abandonment of MixRadio on March 21, 2016, restructuring expenses related to employee termination benefits of 1,183 million yen and office lease termination fees of 127 million yen have been incurred.

(2)
The income tax benefits for the three-month periods ended March 31, 2016 and 2017 are mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred loss during the period.

The aggregated cash flow information for the discontinued operations for the three-month periods ended March 31, 2016 and 2017 are presented below.

(In millions of yen)
	2016	2017
Operating	(1,891)	(93)
Investing	(2)	—
Financing	—	—
Net cash outflow	(1,893)	(93)

10.	Earnings per Share
The profit or loss for the period and the weighted average number of shares used in the calculation of earnings per share are as follows:

For the three-month period ended March 31
(In millions of yen, except number of shares)
	2016	2017
Profit for the period attributable to the shareholders of the Company from continuing operations	1,518	1,440
Loss for the period attributable to the shareholders of the Company from discontinued operations	(1,640)	(3)
Total (loss)/profit for the period attributable to the shareholders of the Company for basic and diluted earnings per share	(122)	1,437
Weighted average number of total common shares and class A shares for basic earnings per share(1)	174,992,000	218,411,890
Effect of dilution:
Stock options	19,753,768	18,572,211
Weighted average number of total common shares and class A shares adjusted for the effect of dilution(1)	194,745,768	236,984,101

(1)      Through the amendment of its articles of incorporation on June 15, 2015, the Company introduced a dual class structure of common shares and class A shares and converted all outstanding common shares into class A shares; therefore, the weighted average number of shares for the three-month period ended March 31, 2016 includes average number of common shares and class A shares. Through an amendment of its article of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of commons shares and class A shares and converted all class A shares into common shares.
In calculating diluted earnings per share, share options outstanding and other potential shares are taken into account where their impact is dilutive. Potential common shares used in the calculation of diluted earnings per share for the three-month period ended March 31, 2016, included options representing 25,569,000 shares which were outstanding as of March 31, 2016 as they had a dilutive impact on profit per share from continuing operations. For the period ended March 31, 2016, diluted loss per share attributable to the shareholder of the Company is lower than basic loss per share attributable to the shareholders of the Company because of the effect of losses from the discontinued operations.
Potential common shares used in the calculation of diluted earnings per share for the three-month period ended March 31, 2017, included options representing 21,684,500 were outstanding as of March 31, 2017 as they had a dilutive  impact on profit per share from continuing operations.
At the annual general meeting of shareholders held on March 30, 2017, and in compliance with Articles 236, 238 and 239 of the Companies Act, the Company resolved to issue stock options (warrants) to directors of the Company and to authorize the board of directors to determine the subscription requirements. These stock options (warrants) were not yet issued as of March 31, 2017.

11.	Fair Value Measurements
(1)	Fair value hierarchy
The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value on the consolidated financial statements based on the following inputs:
•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of the reporting period.

(2)	Fair value measurements by fair value hierarchy
Assets measured at fair values on a recurring basis in the Consolidated Statements of Financial Position as of December 31, 2016 and March 31, 2017 are as follows:
(In millions of yen)
December 31, 2016	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right and redemption right of preferred stock	—	—	325	325
Available-for-sale financial assets
Listed equity securities	2,346	—	—	2,346
Private equity and other financial instruments	—	—	12,795	12,795
Total	2,346	—	13,120	15,466

(In millions of yen)
March 31, 2017	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right and redemption right of preferred stock	—	—	438	438
Available-for-sale financial assets
Listed equity securities	1,743	—	—	1,743
Private equity and other financial instruments	—	—	15,124	15,124
Total	1,743	—	15,562	17,305

There have been no transfers among Level 1 and Level 2 during the three-month period ended March 31, 2017, except for the transfer from Level 1 to Level 3 as described in (3) below.

11.            Fair Value Measurements (continued)

(3)            Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

			(In millions of yen)
	2016		2017
	Private equity investments	Conversion right and redemption right of preferred stock	Private equity investments and other financial instruments	Conversion right and redemption right of preferred stock
Fair value as of January 1	13,648	871	12,795	325
Total (loss)/gain for the period:
Included in profit or loss(1)	—	(246)	138	99
Included in other comprehensive income(2)	26	—	322	—
Comprehensive income (loss)	26	(246)	460	99
Purchases	9	—	1,309	—
Sales	—	—	(142)	—
Transfers in(3)	—	—	326	—
Effect of exchange rate changes	(657)	(49)	376	14
Fair value as of March 31	13,026	576	15,124	438

(1)	This amount is included in “Other non-operating income” or “Other non-operating expenses” in the Group’s Interim Condensed Consolidated Statement of Profit or Loss.
(2)	This amount is included in “Net changes in fair value” of available-for-sale financial assets in the Group’s Interim Condensed Consolidated Statement of Comprehensive Income.
(3)
During the three-month period ended March 31, 2017, a company was delisted from a stock exchange in the US subsequent to our purchase of its equity securities. Accordingly, such equity investment was transferred from Level 1 to Level 3.

(4)	Valuation techniques and inputs
Assets measured at fair value on a recurring basis in the Consolidated Statements of Financial Position
Conversion right and redemption right of preferred stock
The conversion right and redemption right of preferred stock are embedded derivatives. Such conversion right and redemption right are bifurcated from the underlying preferred stock and measured at fair value using a binomial option pricing model. Below is the quantitative information regarding the valuation technique and significant unobservable inputs used in measuring the fair value of certain conversion right and redemption right of preferred stock:

Valuation technique	Significant unobservable input	December 31, 2016	March 31, 2017
Binomial option pricing model	Comparable listed companies' average historical volatility	13.6% - 39.6%	46.0%
	Discount rate	1.6%	2.4%

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the conversion right and redemption right of preferred stock, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the conversion right and redemption right of preferred stock.

11.	Fair Value Measurements (continued)
(4)	Valuation techniques and inputs (continued)

Private equity and other financial instruments
Available-for-sale financial assets categorized within Level 3 mainly consist of unlisted equity securities and private equity investment funds. Private equity investment funds were measured at fair value based on net asset value as of December 31, 2016 and March 31, 2017.
Unlisted equity securities are measured at fair value either based on the most recent transactions, or using the market approach and option pricing model. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities:

Valuation technique	Significant unobservable input	December 31, 2016	March 31, 2017
Market approach - market comparable companies	EBITDA multiple	10.4	11.0
	Revenue multiple	1.7-3.6	2.8-3.3
	Liquidity discount	30%	30%
Option pricing model	Comparable listed companies' average historical volatility	39.6%-78.9%	46.0%-77.7%
	Discount rate	(0.1%)-1.6%	(0.1%)-2.4%
Discount cash flow model	Discount rate	16.8%	15.3%

A significant increase (decrease) in the EBITDA and revenue multiple would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount, comparable listed companies’ average historical volatility and discount rate would result in a lower (higher) fair value of the unlisted equity securities.
The valuation techniques and the valuation results of the Level 3 financial assets, including those performed by the external experts, were reviewed and approved by the management of the Group.

12.	Share-Based Payments
The Group has stock option incentive plans for directors and employees. Each stock option represents the right to purchase 500 common shares at a fixed price for a defined period of time. During the three-month period ended March 31, 2017, no additional stock options were granted.
The fair value of stock options is determined using the Black-Scholes model, a commonly accepted stock option pricing method. Stock options granted vest after two years from the grant date and are exercisable for a period of eight years from the vesting date. Conditions for vesting and exercise of the stock options require that those who received the allotment of stock options continue to be employed by the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.
(1)	Movements during the three-month period ended March 31, 2017
The following table illustrates the number and weighted average exercise prices ("WAEP") of, and movements in, outstanding Common Stock Options on a per-common-share basis during the period:

	Common Stock Options
	Number (shares)	WAEP (yen per share)
Outstanding at January 1, 2017	22,911,500	653
Granted during the period	—	—
Forfeited during the period	(6,000)	1,320
Exercised during the period(1)	(1,221,000)	854
Expired during the period	—	—
Outstanding at March 31, 2017	21,684,500	642
Exercisable at March 31, 2017	21,684,500	642
(1)	The weighted average share price at the date of exercise of these options was 3,724 yen.

The options outstanding as of March 31, 2017 had an exercise price in the range of 344 yen to 1,320 yen, and the weighted average remaining contractual life for the stock options outstanding as of March 31, 2017 was 6.4 years.

(2)
The Group has recognized 2,493 million yen and 748 million yen of share-based compensation expenses in the Interim Condensed Consolidated Statement of Profit or Loss for the three-month periods ended March 31, 2016 and 2017, respectively.

13.	Related Party Transactions
The following tables provides the total amount of related party transactions entered into during the three-month periods ended March 31, 2016 and 2017, as well as balances with related parties as of December 31, 2016 and March 31, 2017.
(1)	Significant related party transactions during the three-month period ended March 31, 2016, and outstanding balances with related parties as of December 31, 2016, are as follows:

				(In millions of yen)
Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	79	67
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	1,722	(902)

(1)
LINE Plus Corporation and NAVER entered into an agreement for exchange of services in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER's advertising services for LINE Plus Corporation via NAVER's web portal. The Group generated advertising revenues of 79 million yen in connection with the advertising services provided by NAVER for the three-month period ended March 31, 2016.

(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

(2)	Significant related party transactions during the three-month period ended March 31, 2017 and outstanding balances with related parties as of March 31, 2017, are as follows:

		(In millions of yen)
Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	143	142
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	2,099	(914)

(1)
LINE Plus Corporation and NAVER entered into an agreement for exchange of services in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER's advertising services for LINE Plus Corporation via NAVER's web portal. The Group generated advertising revenues of 143 million yen in connection with the advertising services provided to NAVER for the three-month period ended March 31, 2017.

(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.
(3)	The total compensation of key management personnel for the three-month periods ended March 31, 2016 and 2017 are as follows:

	(In millions of yen)
	2016	2017
Salaries (including bonuses)	142	128
Share-based payments(1)	1,429	476
Total	1,571	604
(1)	Refer to Note 12 Share-Based Payments for further details.
Key management personnel include directors and corporate auditors of the Company.

14.	Business Combinations

Acquisition in 2016
Acquisition of M.T. Burn
On February 29, 2016, the Group acquired 50.5% of the voting shares of M.T. Burn Inc., ("M.T. Burn"), an unlisted company based in Japan, specializing in developing and providing a native mobile advertising platform, "Hike". M.T. Burn became a consolidated subsidiary. The Group acquired M.T. Burn for the purpose of enhancing the Group's knowledge and technological capability for advertising. The final purchase price allocation of M.T. Burn was completed in the second quarter of 2016.
Assets acquired and liabilities assumed
The identifiable assets and liabilities of M.T. Burn, which are measured at fair value as of the date of acquisition except for limited exceptions in accordance with IFRS, were as follows:

(In millions of yen)
Fair value recognized on acquisition
Assets
Cash and cash equivalents	87
Trade receivables, net	83
Intangible assets
Customer relationships	401
Software	26
Deferred tax assets	88
Other assets	1
686
Liabilities
Trade and other payables	78
Other financial liabilities, current	50
Other financial liabilities, non-current	210
Deferred tax liabilities	149
Other liabilities	13
500
Total identifiable net assets at fair value	186
Non-controlling interest	(92)
Goodwill	416
Total consideration	510
All consideration was paid in cash. The fair value of the trade receivables was 83 million yen. The gross contractual amounts of the trade receivables were not materially different from the fair value determined as part of the purchase price allocation.

14.	Business Combinations (continued)
Acquisition in 2016 (continued)
Acquisition of M.T. Burn (continued)

Non-controlling interest in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation are measured at the present ownership instruments' proportionate share in the recognized amounts of the acquiree's identifiable net assets at the acquisition date.
Goodwill of 416 million yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the LINE business and portal segment. None of the goodwill recognized was expected to be deductible for income tax purposes.
From the date of acquisition, M.T. Burn had contributed 74 million yen to revenue and 7 million yen to profit before tax from continuing operations for the three-month period ended March 31, 2016. If the combination had taken place on January 1, 2016, revenue for the Group from continuing operations would have been 33,593 million yen (unaudited) and profit before tax from continuing operations for the Group would have been 4,133 million yen (unaudited) for the three-month period ended March 31, 2016.
Acquisition related transaction costs of 5 million yen have been expensed and are included in "Other operating expenses" in the Interim Condensed Consolidated Statement of Profit or Loss.

(In millions of yen)
Analysis of cash flows on acquisition:
Total consideration related to the acquisition	(510)
Net cash acquired with the subsidiary	87
Net cash flows on acquisition (included in cash flows from investing activities)	(423)

15.	Principal Subsidiaries
Information on subsidiaries
The table below includes subsidiaries which were newly consolidated during the three-month period ended March 31, 2017, and subsidiaries in which the Company's percentage of ownership changed during such period:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2016	March 31, 2017
LINE Friends America, LLC(1)	Character goods business	United States of America	—	100.0%
LINE Friends (Shanghai) Commercial Trade Co., Ltd. (2)	Character goods business	China	—	100.0%
LINE Vietnam Co., Ltd(3)	Online advertisement	Vietnam	95.0%	100.0%
(1)	LINE Friends Corporation established LINE Friends America, LLC in February 2017.
(2)	LINE Friends Corporation established LINE Friends (Shanghai) Commercial Trade Co., Ltd. in March 2017.
(3)	LINE Plus Corporation acquired additional shares of LINE Vietnam Co., Ltd in March 2017 from a third party, resulting in LINE Vietnam Co., Ltd to become a wholly owned subsidiary of the Group.

Ultimate parent company of the Group
The next senior and the ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korean Stock Exchange.
16.	Investments in Associates and Joint Ventures
Investment in K-Fund I
In January 2017, the Group and NAVER established K-Fund I, which invests in start-up companies in technology and digital sectors in Europe. The Group's and NAVER's interests in this associate are 49.9% and 50.0%, respectively. The Group's carrying amount of investment in this associate was 509 million yen as of March 31, 2017.
17.	Other Operating Expenses
Other operating expenses in the three-month period ended March 31, 2017, consist of various operating expenses, including 1,252 million yen for rent, 809 million yen of cost of goods, and 659 million yen for supply expenses compared to 719 million yen, 793 million yen and 157 million yen, respectively, in the three-month period ended March 31, 2016. Rent and supplies increased mainly due to the relocation of headquarter offices.

18.	Subsequent Events
 Spin-off of camera application business
On May 1, 2017, based on the agreement approved at the meeting of the board of directors on February 23, 2017, the Company transferred the camera application business, which was operated by a wholly owned subsidiary, LINE Plus Corporation, to Snow Corporation, a 25.0% owned associate of the Group, through an absorption-type spin-off transaction. This transaction aims to promote growth while consolidating and improving the efficiency of the camera application business. LINE Plus Corporation acquired 208,455 newly issued common shares of Snow Corporation in exchange for the camera application business, resulting in an increase of the Group's ownership of Snow Corporation to 48.6%. The Group currently accounts for its ownership interest in Snow Corporation using the equity method and will account for the acquisition of additional shares in accordance with the equity method.  The Company is still in the process of assessing the impacts of this transaction to the Group's Interim Condensed Consolidated Financial Statements.